

Mail Stop 4631

January 22, 2018

Via E-Mail
Mr. Mohsin Y. Meghji
Chairman and Chief Executive Officer
M III Acquisition Corp.
3 Columbus Circle, 15th Floor
New York, NY 10019

     **Re:   M III Acquisition Corp.**
            **Revised Preliminary Proxy Statement on Schedule 14A**
            **Filed January 10, 2018**
            **File No. 1-37796**

Dear Mr. Meghji:

We have reviewed the filing and have the following comments. In some of our comments we may ask you to provide information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Selected Historical Financial Information of the Company, page 44

1.  We note your response to prior comment 1. The selected financial data table on page 45 still does not include balance sheet data as of December 31, 2015 as required by Item 301 of Regulation S-K. Please revise.

Comparative Share Information, page 103

2.  You disclose in your response to prior comment 6 that equity per share is calculated as stockholders' equity divided by weighted average shares outstanding. We believe that equity

per share should be calculated based on number of shares outstanding as of the balance sheet date pursuant to Item 14(b)(10)(i) of Schedule 14A.  Please revise or advise.

IEA Financial Statements

General

3.  We note the revisions made to your financial statements and footnotes in response to our comments.  Some of the revisions appear material.  Please tell us how your auditor determined it was not necessary to update their report given these changes.  Alternatively, include an updated audit report in your next amendment.

Note 12 – Income Taxes, page F-82

4.  We note your response to prior comment 21 and the updated disclosure on page F-55.  Please further expand your disclosure on both pages F-55 and F-82 to provide additional insight into all the positive and negative evidence considered in assessing the realizability of your deferred assets in light of your three year cumulative losses, similar to the information provided in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may direct questions on comments on the financial statements and related matters to SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768.  You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction